SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT
          (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                ACT OF 1934)
                             (FINAL AMENDMENT)
                       -----------------------------


                            CENDANT CORPORATION
                              (Name of Issuer)

                         CENDANT STOCK CORPORATION
                    (Name of Person(s) Filing Statement)

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                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                151313 10 3
                   (CUSIP Number of Class of Securities)

                              James E. Buckman
                         Cendant Stock Corporation
                             9 West 57th Street
                             New York, NY 10019
                               (212) 413-1800
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                       -----------------------------

                                 COPIES TO:

          Eric J. Friedman                                Eric J. Bock
  Skadden, Arps, Slate, Meagher & Flom LLP             Cendant Corporation
           919 Third Avenue                              9 West 57th Street
       New York, New York 10022                       New York, New York 10019
           (212) 735-3000                                (212) 413-1836


                       -----------------------------

                               June 16, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)
                         CALCULATION OF FILING FEE

              TRANSACTION                   AMOUNT OF
               VALUATION*                   FILING FEE
-----------------------------------------------------------------------------
             $1,125,000,000                  $225,000
=============================================================================
* Calculated solely for purposes of determining the filing fee in accordance with Section 13 (e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder. This amount assumes the purchase of 50,000,000 shares of Cendant Corporation common stock, par value $.01 per share, at the maximum tender offer price per share of $22.50.
|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:  $225,000             Filing Party:  Cendant Stock
                                                             Corporation
Form of Registration No.:  Schedule 13E-4     Date File:  June 16, 1999



        This Final Amendment amends the Issuer Tender Offer Statement on
Schedule 13E-4 initially filed on June 16, 1999 (as amended, the "Statement"), relating to the tender offer by Cendant Stock Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Cendant Corporation ("Cendant"), to purchase up to 50,000,000 shares of Cendant common stock, par value $.01 per share (the "Shares"), at prices, net to the seller in cash, not greater than $19.75 nor less than $22.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 1999 and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer").

ITEM 1.    SECURITY AND ISSUER.

        (b) The Offer expired on July 15, 1999 at 12:00 midnight, New York City time. In accordance with the final results of the Offer, Purchaser will purchase 50,002,845 Shares validly tendered at a price of $22.25 per Share. The final proration factor for the Offer is 90.0126%. All holders of fewer than 100 Shares who validly tendered at a price of $22.25 per Share or less will not be subject to proration. In addition to the 50 million Shares subject to the Offer, Purchaser has also elected to purchase an additional 2,845 Shares validly tendered by holders at or below $22.25 per Share which, as a result of proration, resulted in such holders owning fewer than 100 Shares.

ITEM 8.    ADDITIONAL INFORMATION.

        Item 8(e) is hereby amended and supplemented by incorporation by reference herein of the information set forth above under Item 1.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented by the addition of the following exhibits thereto:

        (a)(17) Press release of Cendant, dated July 21, 1999, announcing the final results for the Offer.



                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENDANT STOCK CORPORATION


                                          By: /s/ James E. Buckman
                                              ------------------------------
                                              Name:  James E. Buckman
                                              Title: Executive Vice President


Dated:  July 21, 1999


                             INDEX TO EXHIBITS


        ITEM     DESCRIPTION
        ----     -----------

        (a)(17) Press release of Cendant, dated July 21, 1999, announcing the final results for the Offer.